787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

July 7, 2014

Via EDGAR

Chad Eskildsen

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Comments on BlackRock Shareholder Reports

Dear Mr. Eskildsen:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) in a telephone conversation on April 22, 2014 regarding the shareholder reports of the registrants (the “Registrants”) and their respective series (the “Funds” and each, a “Fund”) as identified on Exhibit A.

For your convenience, the substance of the Staff’s comments has been restated below. Each Registrant’s joint or individual responses to each comment, as applicable, are set out immediately under the restated comment.

General Comments

Comment No. 1:	With respect to the BlackRock Global Long/Short Equity Fund, and in reference to the Annual Report for the year ended July 31, 2013, the Staff notes that the “Portfolio Information” subsection on page 9 indicates that 61% of the Fund’s total investments are allocated to U.S. securities. In light of this disclosure, please explain how the Fund is complying with its principal investment strategy of allocating 40% or more of its total assets outside the United States.
Response No. 1:	The Registrant respectfully submits that the allocation of 39% of the Fund’s total investments outside the United States, as indicated in the Annual Report for the year ended July 31, 2013, is consistent with the Fund’s principal investment strategy of allocating a substantial amount of its total assets outside the United

New York      Washington, DC      Paris      London      Milan      Rome      Frankfurt      Brussels

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States. As described in the Fund’s prospectus, under normal circumstances, the Fund anticipates allocating a substantial amount (approximately 40% or more unless market conditions are not deemed favorable by BlackRock, in which case the Fund would invest at least 30%) of its total assets outside the United States.1 The Registrant respectfully submits that holdings outside the United States of slightly below 40% of the Fund’s total investments is consistent with this strategy. The Registrant also notes that as of January 31, 2014, approximately 55% of the Fund’s total investments were allocated outside the United States, as disclosed in the “Portfolio Information” subsection on page 9 of the Fund’s Semi-Annual Report for the period ended January 31, 2014.

Comment No. 2:	With respect to the BlackRock Emerging Markets Long/Short Equity Fund and the BlackRock Global Long/Short Equity Fund, and in reference to the Annual Report for the year ended July 31, 2013, specifically, Footnote 1 to the Total Return Swaps Outstanding table in each Fund’s Schedule of Investments – Notes to Schedule of Investments on pages 10 and 24, respectively, in future shareholder reports please disclose the actual LIBOR or Federal Funds floating rate in effect as of the balance sheet date to be paid or received by each Fund.
Response No. 2:	In order to address the Staff’s concerns, in future shareholder reports for each of the BlackRock Emerging Markets Long/Short Equity Fund and the BlackRock Global Long/Short Equity Fund, the Registrant plans to update Footnote 1 (or a similar footnote) to the Total Return Swaps Outstanding table to add disclosure to the effect that the Fund pays or receives a variable rate of interest, based on a specified benchmark, plus or minus a spread in a stated range. This disclosure would include the specified benchmarks used in determining the variable rates of interest, together with a single range representing the negotiated spreads in effect with respect to all total return swaps outstanding as of the end of the reporting period.[2]

1 This allocation will be in securities (or derivatives with similar economic characteristics) of (i) foreign government issuers, (ii) issuers organized or located outside the United States, (iii) issuers whose securities primarily trade in a market located outside the United States, or (iv) issuers doing a substantial amount of business outside the United States, which the Fund considers to be companies that derive at least 50% of their revenue or profits from business outside the United States or have at least 50% of their sales or assets outside the United States.

2 An example of how Footnote 1 to the Total Return Swaps Outstanding table could potentially be revised in future shareholder reports for the affected Funds is set forth below:

1 The Fund receives or pays the total return on a portfolio of long and short positions underlying the total return swap. In addition, the Fund pays or receives a variable rate of interest, based on a specified benchmark, plus or minus a spread in a range of 20-675 basis points. The benchmark and spread are determined based upon the country and/or currency of the individual underlying positions. The following are the specified benchmarks used in determining the variable rates of interest:

• Association of Banks in Singapore Swap Offered Rate	• IntercontinentalExchange LIBOR:
• Australian Bank Bill Short Term Rates 1 Day Reference Rate	CHF 1 Week; CHF Spot Next
• Bank of Canada Overnight Repo Rate	EUR 1 Month; EUR 1 Week; EUR Overnight
• Canada Bankers Acceptances 1 Month	GBP 1 Week; GBP Overnight
• Copenhagen Interbank Offered Rates 1 Week	JPY 1 Week; JPY Spot Next
• Danish Krone Overnight Deposit	USD 1 Month; USD Spot Next

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In addition to receiving or paying the total return on the long and short positions underlying a total return swap, a Fund pays or receives a variable rate of interest, which is based on a specified benchmark, plus or minus a negotiated spread. The benchmark and spread are determined based upon the country and/or currency of the individual position underlying a total return swap. The interest rate paid or received by a Fund with respect to a total return swap is a negotiated rate that is agreed upon by the Fund and the applicable counterparty. As such, by publicly disclosing the specific negotiated rate for each total return swap, the Funds could lose bargaining power and be placed at a competitive disadvantage, since counterparties would have transparency into the rates already agreed to by the Fund. We believe this could hurt, rather than benefit, Fund shareholders, since counterparties would be able to insist on a rate potentially lower or higher than the Fund could have otherwise negotiated, which could have an adverse impact on a revenue stream for, or cost to, the Fund. On balance, the Registrant believes that the benefits to shareholders of receiving additional information in the form of specific negotiated rates are outweighed by the risks to each Fund of disclosing these rates publicly and consequently compromising its negotiating power. The Registrant thus respectfully submits that disclosing the benchmarks used in determining the variable rates of interest, along with the range of the negotiated spreads in effect, as proposed above, suffices to both address the Staff’s concerns and still protect the interests of shareholders.

Comment No. 3:	With respect to the BlackRock High Yield Bond Portfolio, and in reference to the Annual Report for the year ended September 30, 2013, please explain the source of the $636,942 in the “Receivable from Manager” line item in the Statement of Assets and Liabilities.
Response No. 3:	The “Receivable from Manager” line item represents the outstanding reimbursement of fees by BlackRock necessary to maintain the Fund’s expense limitations as disclosed in Note 5 of the Notes to Financial Statements.
Comment No. 4:	With respect to the BlackRock Aggressive Growth Prepared Portfolio, the BlackRock Conservative Prepared Portfolio, the BlackRock Growth Prepared Portfolio and the BlackRock Moderate Prepared Portfolio, and in reference to the Annual Report for the year ended September 30, 2013, in future shareholder reports add disclosure to the Notes to Financial Statements (currently provided in Note 4) that clarifies that the Funds’ contractual expense caps exclude management fees charged to the Master Portfolios in which the Funds invest.
Response No. 4:	In response to the Staff’s request, in the Registrant’s Semi-Annual Report for the period ended March 31, 2014, the following disclosure was added to Note 5 of the Notes to Financial Statements for the affected Funds: “The contractual waiver or reimbursement excludes investment advisory fees charged to the Master Portfolios in which the Funds invest.” The Registrant plans to add similar clarifying

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disclosure to the Notes to Financial Statements in future shareholder reports for the affected Funds.

Comment No. 5:	With respect to the BlackRock Global Long/Short Credit Fund, the BlackRock Core Bond Portfolio and the BlackRock Low Duration Bond Portfolio:

(i)             To the extent the Funds have made return of capital distributions, please confirm that Rule 19a-1 notices were provided to shareholders;

(ii)             In each Fund’s Fact Sheet, please identify any portion of Fund distributions attributed to the return of capital; and

(iii)             On each Fund’s website, under the “Distributions” tab please identify the portions of Fund distributions attributed to dividends, capital gains or the return of capital, also please consider using another term other than “Dividend” in this section of the website.

Response No. 5:	(i) The respective Registrants confirm that Section 19 notices were prepared and delivered on behalf of the BlackRock Global Long/Short Credit Fund, during the fiscal year ended July 31, 2013, and the BlackRock Core Bond Portfolio, during the fiscal year ended September 30, 2013, to direct shareholders of each such Fund. A Section 19 notice was not provided for the BlackRock Low Duration Bond Portfolio because the Fund did not have any return of capital distributions (as calculated pursuant to GAAP without tax adjustments) during the fiscal year ended September 30, 2013. It should be noted that the amounts and sources of distributions reported on the Section 19 notices are estimates (calculated on a GAAP basis, without tax adjustments) and are not provided for tax reporting purposes. The amounts and sources for tax reporting purposes will depend upon the Fund’s investment experience during the year, and may be subject to changes based on the tax regulations. Each Fund will provide a Form 1099-DIV following each calendar year end that will explain the character of these distributions for federal income tax purposes.

                                (ii)          To the extent that distributions are shown in future Fact Sheets of the BlackRock Global Long/Short Credit Fund, the BlackRock Core Bond Portfolio and/or the BlackRock Low Duration Bond Portfolio, the respective Registrants will endeavor to update each such Fund’s Fact Sheet as soon as practicable to disclose the portion, if any, of Fund distributions attributed to the return of capital. The Registrants note that because the final tax character of a Fund’s distributions as return of capital, if any, for the current year is not determinable until fiscal year-end, this field will remain blank in each affected Fund’s Fact Sheet until such information becomes available following the close of the calendar year, at which time each Fund will provide tax reporting information to its investors.

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                                (iii)           The “Distributions” tab of each Fund’s website was recently updated to show total distributions, income (previously referred to as “dividends”), and short-term and long-term capital gains.  BlackRock is working to develop a process by which to disclose the portion, if any, of Fund distributions attributed to the return of capital.  The respective Registrants will endeavor to include information regarding return of capital distributions, if any, under the “Distributions” tab of the websites for the BlackRock Global Long/Short Credit Fund, the BlackRock Core Bond Portfolio and the BlackRock Low Duration Bond Portfolio as soon as practicable. The Registrants note that because the final tax character of a Fund’s distributions as income, capital gain or return of capital, if any, for the current year is not determinable until fiscal year-end, these fields will remain blank in the “Distributions” tab of each affected Fund’s website until such information becomes available following the close of the calendar year, at which time each Fund will provide tax reporting information to its investors.

* * * * * * * * * *

Each Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8294.

Sincerely,

/s/ Maria Gattuso, Esq.

Maria Gattuso, Esq.

cc: Ben Archibald, Esq., BlackRock Advisors, LLC

Appendix A: Funds examined:

Registrant	File #	Financial Statement Date	Prospectus Date
BlackRock Funds	811-05742
BlackRock Emerging Markets Long/Short Equity Fund	811-05742	7/31/13	11/27/13
BlackRock Global Long/Short Equity Fund	811-05742	7/31/13	11/27/13
BlackRock Global Long/Short Credit Fund	811-05742	7/31/13	11/27/13
BlackRock Funds II	811-22061
BlackRock Core Bond Portfolio	811-22061	9/30/13	1/28/14
BlackRock Low Duration Bond Portfolio	811-22061	9/30/13	1/28/14
BlackRock High Yield Bond Portfolio	811-22061	9/30/13	1/28/14
BlackRock Aggressive Growth Prepared Portfolio	811-22061	9/30/13	1/28/14
BlackRock Conservative Prepared Portfolio	811-22061	9/30/13	1/28/14
BlackRock Growth Prepared Portfolio	811-22061	9/30/13	1/28/14
BlackRock Moderate Prepared Portfolio	811-22061	9/30/13	1/28/14